Russel Mancusso

Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

September 1, 2017

Re:	Kindara Inc.
Offering Statement on Form 1-A
Filed August 18, 2017
File No. 024-10709

Dear Mr. Mancusso:

We acknowledge receipt of comments in your letter of August 30, 2017, which we have set out below, together with our responses.

Risk Factors, page 7

1.	Add appropriate risk factors regarding the agreements to which investors must become a party in order to invest in your offering. As examples only, we note the arbitration and loser pays clauses, the waiver and release in exhibit 4, waiver of counsel conflicts, stockholder liability for misrepresentations of the issuer, and restrictions on transfer resulting from the market stand-off provision, restrictive legends, required counsel opinion, requirement that transferees enter restrictive agreements, and prohibited transferees. Ensure that each risk factor adequately summarizes the risks. For example, if true, ensure that the appropriate risk factor regarding indemnification obligations states clearly (1) the unlimited nature of the investor’s potential liability and (2) that potential liability continues after the investor disposes of the securities. Also, if the Investment Management Agreement’s grant to the underwriter of “every right, power and authority” includes the right to sell the securities or enter into additional agreements governing the securities, explain the implications in appropriate risk factors.

We have restructured the offering so that investors are no longer required to sign on to the Investment Management Agreement. In addition, all related risk factors and references throughout the Offering Statement have been updated and expanded to reflect the removal of the Investment Management Agreement and a more extensive discussion of the agreements to which investors must become parties. Further, a risk factor has been added to inform investors of agreements that they must become a party to in order to invest in the offering.

Use of Proceeds the Issuer, page 12

2.	Please tell us whether any proceeds can be used to repay the related person obligations mentioned in schedule 2.11 of exhibit 6.2. Also provide us your analysis of why disclosure of the related person transactions mentioned in that schedule need not be described in your offering circular given Form 1-A Part II Item 13.

Proceeds from this offering may be used to repay the related person obligations, and we have revised the disclosure to address the issue. Disclosure regarding related person transactions mentioned in schedule 2.11 of exhibit 6.2 has been included in the section titled “Interest of Management and Others in Certain Transactions” in the Offering Circular.

Intellectual Property, page 19

3.	We note your response to prior comment 4; tell us whether the disclosure under the heading “License Fee” in exhibit 6.7 means that failure to pay the required royalties will result in your losing the rights to manufacture your product. If so, please add risk factor disclosure. Also, tell us what intellectual property you need to acquire as mentioned in the first sentence of section 2.8 of exhibit 6.2.

Failure to pay the required royalties will result in termination fees payable to Aginova. A risk factor has been included to address this risk.

The company does not need to acquire further intellectual property. The first sentence of section 2.8 of exhibit 6.2 (which has been re-filed) has been amended to read as follows: “To the Company’s Knowledge, it owns or possesses sufficient legal rights to all Company Intellectual Property without any known conflict with, or to the Company’s Knowledge not including any patent search, infringement of, the rights of others.”

Securities Being Offered, page 26

4.	Revise your description of the offered securities to explain clearly how it is materially affected by your charter and the agreements to which investors must become a party in order to invest in your offering. As examples only, we note the mandatory redemption, the right of common stockholders as a separate class to elect a director and how that right is affected by the Investment Management Agreement, the exclusive forum, the enhanced rights of “Major Investors,” and the irrevocable proxy and power of attorney granted to your president. Also, tell us what factors the Manager will consider when exercising its powers under the Investment Management Agreement, and disclose when and how investors will know about the actions of the Manager.

We have restructured the offering so that investors are no longer required to sign on to the Investment Management Agreement.

The description of “Securities Being Offered” on page 26 of the Offering Statement has been expanded to explain clearly how it is materially affected by our charter and the agreements to which investors must become a party in order to invest in your offering.

A more extensive discussion of the rights of the following have been included in the Offering Circular: (i) “Major Investors,” has been included in the sections titled “Securities Being Offered – General” and (ii) “the irrevocable proxy and power of attorney granted to our president” has been included in the section titled “Securities Being Offered - Series A Preferred Stock, Series Seed Preferred Stock II and Series Seed Preferred Stock – Voting Rights.”

Further, Section 5 of the form of Third Amended and Restated Certificate of Incorporation has been amended to provide for a majority vote of the preferred stock (rather than a vote of the Series Seed II Preferred vote).

5.	After you address the issues above, we may have further comments, including comments regarding the Investment Advisers Act of 1940.

We note that the Investment Management Agreement is no longer included as part of the offering.

Rights and Preferences, page 28

6.	Reconcile your disclosure that the majority of all classes of preferred stock voting as a class can cause mandatory conversion with section 5.1(b) of your Certificate of Incorporation which indicates that only the Series Seed II Preferred Stock votes on the issue.

Additional language has been included in the section titled “Rights and Preferences” on page 28 of the Offering Statement so that it is clear that a majority of all classes of preferred stock voting as a class can cause mandatory conversion. Further, Section 5.1(b) of the Third Amended and Restated Certificate of Incorporation has been amended to provide for a majority vote of the Preferred Stock (rather than a vote of the Series Seed II Preferred vote).

Investment Management Agreement, page 29

7.	We note your disclosure that there are no additional fees to the investor as a result of this agreement. However, we also note that section 6 appears to provide for additional fees if approved by a majority of shareholders and that section 3 appears to permit the Manager to vote the securities. Please clarify your disclosure.

We note that the Investment Management Agreement is no longer included as part of the offering.

Exhibits

8.	File the employment agreements, the Founder Stock Restriction Agreement, and revolving note mentioned in exhibit 6.2.

The requested disclosures have been filed and added to the Exhibit Index.

Exhibit 12

9.	Please file an opinion that addresses the common stock underlying the preferred stock.

The requested opinion has been revised to reflect the common stock underlying the preferred stock.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Managing Partner

KHLK LLP

cc: Ira Hernowitz

Kindara Inc.